Exhibit (12)

Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

[_], 2023

FundVantage Trust 301 Bellevue Parkway Wilmington, DE 19809 ALPS Series Trust 1290 Broadway, Suite 1000 Denver, Colorado 80203

Re:	Tax Opinion with Respect to the Agreement and Plan of Reorganization (“Agreement”) dated April 17, 2023 by and between FundVantage Trust, a Delaware statutory trust (“FVT”), on behalf of its new series, the Polen Opportunistic High Yield Fund (the “Acquiring Fund”), and ALPS Series Trust, a Delaware statutory trust (“AST”), on behalf of its series, the Polen DDJ Opportunistic High Yield Fund (the “Target Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the Reorganization of the Target Fund, which will consist of: the transfer of all of the Assets of the Target Fund to the Acquiring Fund in exchange solely for the Acquiring Fund’s shares (collectively, the “Acquiring Fund Shares”) of beneficial interest having an aggregate net asset value equal to the value of the Target Fund’s net assets and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, and the distribution of shares of the Acquiring Fund, of each respective share class, received by the Target Fund to the shareholders of the Target Fund, in accordance with their respective interests in the Target Fund in complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement (the “Reorganization”). The Acquiring Fund is, and will be immediately prior to Closing, a shell series, without assets (other than seed capital) or liabilities, created for the purpose of acquiring the Assets and Liabilities of the Target Fund. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied (without any independent investigation or review thereof other than such investigation and review as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”): (a) a copy of the executed Agreement, made as of April 17, 2023; (b) the Combined Proxy Statement and Prospectus provided to shareholders of the Target Fund dated April 18, 2023; (c) certain representations concerning the Reorganization made to us by FVT, on behalf of the Acquiring Fund, and AST, on behalf of the Target Fund, in letters dated the date hereof (the “Representation Letters”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

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For purposes of our opinion, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), (i) that the Reorganization will be consummated in the manner contemplated by the Combined Proxy Statement and Prospectus and in accordance with the provisions of the Plan without the waiver of any conditions to any party’s obligation to effect the Reorganization, (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been (or will be by the date of the Reorganization) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of statements and representations contained in the Documents, (vi) that covenants and warranties set forth in the Documents will be complied with and (vii) that the Reorganization will be effective under applicable law.

Furthermore, we have assumed, with your permission and without independent investigation (other than such investigation as we have deemed necessary to comply with our professional obligations under IRS Circular 230 or otherwise), that, as to all matters in which a person or entity making a representation has represented that such person or entity or a related party is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement to take action, there is in fact no plan, intention, understanding or agreement and such action will not be taken, and we have further assumed that any statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification.

For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement, and the statements in the Representation Letters for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

(1) The acquisition by the Acquiring Fund of all of the Assets of the Target Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the Target Fund’s distribution of the Acquiring Fund Shares pro rata to its shareholders in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(2) Pursuant to Sections 361(a) and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of all of its Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund.

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(3) Pursuant to Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Target Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund.

(4) Pursuant to Section 361(c)(1) of the Code, no gain or loss will be recognized by the Target Fund upon the distribution (whether actual or constructive) of the Acquiring Fund Shares by the Target Fund to its shareholders in complete liquidation of the Target Fund pursuant to the Agreement.

(5) Pursuant to Section 362(b) of the Code, the tax basis of each Asset of the Target Fund transferred to by the Acquiring Fund in the Reorganization will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the Reorganization.

(6) Pursuant to Section 1223(2) of the Code, the holding periods of Asset of the Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Target Fund (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

(7) Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled).

(8) Pursuant to Section 358(a)(1) of the Code, the aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund in the Reorganization (including fractional shares to which the shareholder may be entitled) will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor.

(9) Pursuant to Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each shareholder of the Target Fund in the Reorganization (including fractional shares to which the shareholder may be entitled) will include such shareholder’s holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held such Target Fund Shares as a capital asset on the date of the exchange.

(10) Under Section 1.381(b)-1(a)(2) of the income tax regulations issued by the United States Department of the Treasury (the “Treasury Regulations”), the Acquiring Fund will be treated for purposes of section 381 of the Code just as the corresponding Target Fund would have been treated if there had been no Reorganization; the items of the Target Fund, if any, described in Section 381(c) of the Code will be taken into account by the Acquiring Fund as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Treasury Regulations promulgated thereunder; and the taxable year of the Target Fund will not end on the date of the Reorganization merely because of the closing of the Reorganization.

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We express no opinion as to (1) the effect of the Reorganization on the Target Fund or the Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code; (2) the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles upon the transfer of such asset regardless of whether such transfer would otherwise be a non-recognition transaction; (3) the effect of a Reorganization on the Target Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes under a mark-to-market system of accounting (including under Section 1256 of the Code); or (4) any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the FVT, on behalf of the Acquiring Fund, and the AST, on behalf of the Target Fund, of the undertakings in the Agreement and the Representation Letters. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

With respect to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization (the “Registration Statement”), we hereby consent to: (i) the use of this opinion as an exhibit to the Registration Statement, (ii) the use of our firm’s name in the Registration Statement, and (iii) the discussion of this opinion in the Registration Statement.

Very truly yours,

Troutman Pepper Hamilton Sanders LLP